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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
AMERICAN PHYSICIANS SERVICES GROUP, INC.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
028882108

(CUSIP Number)
November 2, 2009

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	028882108

1	NAMES OF REPORTING PERSONS American Physicians Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Michigan

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		690,468

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		690,468

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	690,468

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.02%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	028882108

1	NAMES OF REPORTING PERSONS American Physicians Assurance Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Michigan

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		690,468

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		690,468

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	690,468

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.02%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IC

Item 1(a) Name of Issuer: The name of the issuer is American Physicians Service Group, Inc. (the “Company”).
Item 1(b) Address of Issuer’s Principal Executive Offices:
     The Company’s principal executive offices are located at 1301 Capital of Texas Highway, Suite C-300, Austin, Texas 78746.
Item 2(a) Name of Person Filing:
This statement is filed jointly by American Physicians Capital, Inc., a Michigan corporation, a parent holding company, and American Physicians Assurance Corporation, a wholly owned subsidiary of American Physicians Capital, Inc., a Michigan stock insurance corporation.
Item 2(b) Address of Principal Business Office or, if none, Residence:
The address of the principal business office for the reporting persons is 1301 North Hagadorn Road, East Lansing, Michigan 48823.
Item 2(c) Citizenship: The reporting persons are domiciled in Michigan.
Item 2(d) Title of Class of Securities:
Common Stock
Item 2(e) CUSIP Number:
028882108
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☑	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☑	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 690,468

(b)	Percent of class: 10.02%

(c)	Number of shares as to which the persons have:
(a)	Sole power to vote or to direct the vote: 0

(b)	Shared power to vote or to direct the vote: 690,468

(c)	Sole power to dispose or to direct the disposition of: 0

(d)	Shared power to dispose or to direct the disposition of: 690,468
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c)or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

See Exhibit I.
Item 8. Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 240.13d-1(c) or Rule 240.13d-1(d), attach an exhibit stating the identity of each member of the group.
Not applicable.
Item 9. Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
Not applicable.
Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date November 5, 2009

Signature	/s/ R. Kevin Clinton

	Name/Title	R. Kevin Clinton,
President and Chief Executive Officer of
American Physicians Capital, Inc.*

*	Pursuant to the Joint Filing Agreement with respect to Schedule 13G/A attached hereto as Exhibit II, among American Physicians Capital, Inc. and American Physicians Assurance Corporation, this Schedule 13G/A is filed on behalf of each of them.

EXHIBIT I
Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported on By the Parent Holding Company or Control Person
All securities of the issuer were acquired by American Physicians Assurance Corporation, a wholly owned subsidiary of American Physicians Capital, Inc. American Physicians Assurance Corporation is a Michigan stock insurance corporation and an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934, as amended.

EXHIBIT II
JOINT FILING AGREEMENT
     Each of the undersigned hereby agrees that the Schedule 13G/A filed herewith is filed jointly, pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended on behalf of each of them.

Dated: November 5, 2009

American Physicians Capital, Inc.
By:	/s/ R. Kevin Clinton
R. Kevin Clinton
President and Chief Executive Officer

American Physicians Assurance Corporation
By:	/s/ R. Kevin Clinton
R. Kevin Clinton
President and Chief Executive Officer